Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0805 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

March 6, 2017

Via EDGAR

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Messrs. Minore and Long:

Re: Alcentra Capital Corporation

Registration Statement on Form N-2

Registration No. 333-216207

Dear Messrs. Minore and Long:

On behalf of Alcentra Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 1, 2017 and March 2, 2017 relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-216207) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed concurrently herewith.

Legal Comments

Registration Statement Cover Page

1.	In footnote 9 to the registration statement fee table, make clear that upon the Registration Statement being declared effective, any offering contemplated under the Company’s previous Registration Statement on Form N-2 (File No. 333-216207) will terminate.

Response: The Company has revised the disclosure in accordance with the Staff’s comment.

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Dominic Minore, Esq., Senior Counsel Jeff Long, Staff Accountant March 6, 2017 Page 2

Selling Stockholders

2.	In the Selling Stockholders section, the Company discloses that the selling stockholders will not bear any expenses with respect to the registration of their shares for resale. Please disclose the grounds for the Company’s board of directors’ determination that it was fair and in the best interest of the non-selling stockholders for the Company to bear all of the expenses (including legal, accounting and printing fees in addition to the registration fees and any other fees) associated with this Registration Statement on Form N-2.

Alternatively, disclose that they will bear such expenses and the amount of such expenses (including legal, accounting and printing fees in addition to the registration fees and any other fees).

Response: Shares acquired by Alcentra NY, LLC and The San Bernadino County Employee’s Retirement Fund were subject to Registration Rights Agreements, which were approved by the board of directors of the Company (the “Board”) and filed as Exhibit (k)(3) to the Registration Statement as Exhibit (k)(3) (previously filed in connection with the registration statement on Form N-2 (File No. 333-194521) filed on April 9, 2014 and incorporated by reference thereto). Under the Registration Rights Agreements, the Company agreed to bear the amount of expenses incurred in connection with the registration and sale of the common stock being offered by a selling stockholder other than the sales load (underwriting discount and commission) payable in connection with such offering and sale of securities. Under the prior registration statement on Form N-2 (File No. 333-213193) (the “Prior Registration Statement”), the Company had registered 983,747 shares held by Alcentra NY, LLC, to which the rights under the Registration Rights Agreement (the “Registration Rights”) attached. However, the Company mistakenly omitted 709,590 shares owned by Alcentra NY, LLC, to which the Registration Rights attach, from the Prior Registration Statement. The filing of this Registration Statement and the costs associated with its filing, are therefore the Company’s responsibility, to the extent attributable to these shares held by Alcentra NY.

While the additional 445,677 shares held by Alcentra Ltd and BNY Mellon Global Credit Alternatives Fund are not subject to Registration Rights, the Company and its Board determined that it was in the Company’s best interest to include those additional shares in the Registration Statement at the Company’s expense in order to allow them to participate in an underwritten or other offering with the other selling stockholders in which the shares are sold in an organized manner to one or more long term or strategic institutional investors. Absent such registration and ability to sell the shares in an orderly manner to long term and strategic investors, the Company and its Board believe that these selling stockholders would likely seek to sell their shares into the open market, which would likely put downward pressure on the share price of the Company’s common stock over a long period of time.  In light of the negative impact of such sales on the Company and its stockholders, the Company and its Board made the determination to file a new Form N-2 registration statement to register the shares of common stock owned by Alcentra Ltd and BNY Mellon Global Credit Alternatives Fund thereunder.

Dominic Minore, Esq., Senior Counsel Jeff Long, Staff Accountant March 6, 2017 Page 3

Registration Statement Signature Page

3.	Clarify that Paul Echausse is signing the Registration Statement in his capacity as a Director. Otherwise, the Registration Statement has not been signed by a majority of the directors.

Response: The Company confirms that Mr. Echausse has signed the Registration Statement in his capacity as a director and that therefore the Registration Statement has been signed by a majority of directors.

Accounting Comments

Fees and Expenses

1.	Please confirm that the examples following the Fees and Expenses Table have been calculated correctly.

Response: The Company has reviewed its calculations and determined that the examples have been calculated correctly.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, Kristin H. Burns at (202) 383-0918 or Adam W. Park at (202) 383-0937.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

Cc:	Paul Echausse / Alcentra Capital Corporation
Kristin H. Burns / Eversheds Sutherland (US) LLP
Adam W. Park / Eversheds Sutherland (US) LLP

HSP/ap